FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated July 18, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, July 18, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: General Ordinary Shareholders’
Meeting of YPF S.A. of July 17, 2012

The purpose of this letter is to comply with the requirements of Article 75 of the Buenos Aires Stock Exchange Regulations.

I hereby inform that on July 17, 2012, having complied with all the legal requirements, the General Ordinary Shareholders’ Meeting of YPF S.A. was held at 11:00 a.m. at the Company’s Offices with the attendance of 42 shareholders for a total of 386,656,755 shares, which represents the 98.31% of the outstanding capital stock.

The following are resolutions for each of the agenda items which were adopted by a majority of the votes present (excluding abstentions):

1.    Appointment of two Shareholders who shall sign the Minutes of the Meeting.

It was approved by a majority of votes to appoint the representatives of the shareholders National Social Security Administration (ANSES) and the Federal Government (Ministry of Economy) for Class “A”, to sign the minutes.

2.       Submit for consideration the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee, corresponding to Fiscal Year Nº 35 that began on January 1, 2011 and ended on December 31, 2011.

The documentation referred to above was approved by a majority of votes, without modifications.

3.       Approval of the management of the Board of Directors and the Supervisory Committee during the fiscal year that began on January 1, 2011 and ended on December 31, 2011.

It was resolved by a majority of votes: 1) not to approve the management of the Board of Directors, with the exception of the management of Mr. Roberto Baratta, and defer to a subsequent Shareholder’s Meeting the treatment of the authorization to initiate the legal actions that may correspond, once the necessary elements are met, and 2) not to approve the management of the Supervisory Committee, with the exception of the management of Mrs. Silvana Rosa Lagrosa, making expressed reservation to raise in the future the legal actions that may arise as well as any irregularity that may be detected.

TRANSLATION

4.       Distribution of the profits accumulated as of December 31, 2011. Consideration of the capital stock increase using profits through the issuance of free-of-charge shares for their distribution to shareholders.

It was approved by a majority of votes: 1) to take note of the information provided by the Board of Directors, that on April 26, 2011 it approved the payment of a dividend in cash of  seven pesos (AR$7) per share with no share class distinction, and on November 2, 2011, it approved the payment of a dividend in cash of seven pesos and fifteen cents (AR$7.15) per share with no class distinction, both dividends in accordance with the  powers granted and the reserve approved by the shareholders’ at the meeting held on April 26, 2011, these dividends were distributed to shareholders on May 6 and November 14, 2011, respectively, leaving a balance of such reserve of 1,057 million pesos not distributed at December 31, 2011; and 2) in respect of the assignment of profits: (i) to transfer 1,057 million pesos included in the account “Reserve for future dividends”, which were not distributed, to the account “Unappropriated retained earnings”, which together with the 2011 fiscal year earnings total 6,353 million pesos; (ii) to assign the amount of 299 million pesos to meet the National Securities Commission (CNV) requirements concerning the distribution of profits in connection with deferred negative earnings, which will be treated in accordance with accounting rules, (iii) to create a reserve for investments of 5,751 million pesos in accordance with Article 70, third paragraph of Law No. 19,550 of Corporations (T. O. 1984) as amended, and (iv) to create a reserve for dividend payments of 303 million pesos and authorizing the Board of Directors to determine the pertinent time for distributions within the current fiscal year.

5.       Increase in capital subscribed for in connection with the implementation of the capital stock increase and delivery of the free-of-charge shares mentioned in the previous item, in a maximum amount of AR$ 5,789 million, which represents up to 147.2% of the capital stock, and issuance of shares in proportion and accordance with the existing classes of shares, with a right to receive dividends since January 1, 2012. Delegation to the Board of Directors concerning the time of the issuance. Authorization to the Board of Directors to request the public offering and listing of the shares to the National Securities Commission (CNV), the Buenos Aires Stock Exchange, the Securities and Exchange Commission and the New York Stock Exchange, as well as to take all necessary steps in order to implement the capital increase and to deliver the above-mentioned shares. Authorization to the Board of Directors to sub-delegate.

It was resolved by a majority of votes not to treat this item as a result of abstractly adopting the resolution in the previous item.

6.       Remuneration of the Board of Directors for the fiscal year ended December 31, 2011.

It was resolved by a majority of votes to approve the amount of AR$15,752,212.- as the total remuneration of the Board of Directors for the fiscal year ended December 31, 2011.

7.       Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2011.

It was resolved by a majority of votes to approve the amount of AR$2,268,000.- as the remuneration of the Supervisory Committee for the fiscal year ended December 31, 2011.

TRANSLATION

8.       Compensation to be received by the Directors and members of the Supervisory Committee during the fiscal year beginning on January 1, 2012.

It was resolved by a majority of votes to authorize the Board of Directors to: i) make payments on account of compensation for the period beginning on June 4, 2012, when the Directors and the members of the Supervisory Committee were appointed, to the end of the  2012 fiscal year, in an amount of up to AR$34,800,000.- leaving the treatment of the compensation between January 1 and June 4, 2012 deferred for resolution to the next Shareholder’s Meeting which will set the compensation of Directors and members of the Supervisory Committee for the 2012 fiscal year: ii) to delegate to the Board of Directors the distribution of the amount proposed as payment on account in accordance with the By Laws and the mechanisms that it considers relevant, in accordance with good corporate governance practices.

9.       Remuneration of the Independent Auditor for the fiscal year ended December 31, 2011.

It was resolved by a majority of votes to pay to Deloitte & Co. S.A., for its tasks as Independent Auditor in connection with the audit of the annual accounting documentation as of December 31, 2011, a remuneration of AR$5,000,826.-.

10.  Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2012 and fix its remuneration.

It was resolved by a majority of votes to appoint to Deloitte & Co. S.A. as Independent Auditor in connection with the audit of the annual accounting documentation as of December 31, 2012 and to set its remuneration during the Shareholder’s Meeting which will consider the annual accounting documentation as of December 31, 2012, and that Messrs. Guillermo Daniel Cohen and Fernando Gabriel del Pozo, have been designated, each with the power to act separately, as certifying accountants by Deloitte & Co. S.A.

Yours faithfully,

                       Gabriel E. Abalos
                       Market relations officer
                        YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 23, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer